UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Electronics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

459436507

(CUSIP Number)

Linear LLC
c/o Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903
(401) 751-1600

With copy to:

John B. Ayer, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAME OF REPORTING PERSONS Linear LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 95-2159070		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒	
3.	SEC USE ONLY		
4.	SOURCE OF FUNDS OO		
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐		
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-	
	8.	SHARED VOTING POWER 282,973*	
	9.	SOLE DISPOSITIVE POWER -0-	
	10.	SHARED DISPOSITIVE POWER -0-	
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,973*		
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒		
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%**		
14.	TYPE OF REPORTING PERSON 00		

*   Beneficial ownership of the common shares of International Electronics, Inc. (the "Common Shares") referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Tender and Support Agreements described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 1,746,931 Common Shares being issued and outstanding as of May 14, 2007, which number is based on the representations made by International Electronics, Inc. in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

Item 1. **Security Issuer.**

The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, $0.01 par value, (the "Common Stock"), of International Electronics, Inc. (the "Issuer").

The principal executive offices of the Issuer are located at 427 Turnpike Street, Canton, MA 02021.

Item 2. **Identity and Background.**

This Statement is being filed on behalf of Linear LLC, a California limited liability company ("Linear"). Linear's address is Linear LLC, 1950 Camino Vida Roble, Suite 150, Carlsbad, CA 92008, Attn: President. Linear offers a full spectrum of advanced alarm monitoring components, on a worldwide basis, for the residential and commercial security market.

Linear is a wholly-owned subsidiary of WDS LLC, a Delaware limited liability company ("WDS"). WDS's address is WDS LLC, c/o Nortek, Inc., 50 Kennedy Plaza, Providence, RI 02903, Attn: General Counsel. WDS owns the outstanding equity securities of Linear and does not engage in any other business.

WDS is a wholly-owned subsidiary of Nortek, Inc., a Delaware corporation ("Nortek"). Nortek's address is Nortek, Inc., 50 Kennedy Plaza, Providence, RI 02903, Attn: General Counsel. Nortek is a manufacturer and distributor of innovative branded residential and commercial ventilation, HVAC and home technology, convenience and security products.

The name, citizenship, business address and the present principal occupation or employment (and the name and principal business and address of any organization in which such employment is conducted) of each director or executive officer of Linear, and if applicable, of each person controlling Linear (and of each executive officer and director thereof) is set forth on Schedule A.

During the last five years, neither Linear nor, to the knowledge of Linear, any other person or entity referred to in this Item 2 (including those listed on Schedule A hereto): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. **Source and Amount of Funds or Other Consideration.**

Reference is made to (i) the Tender and Support Agreement, dated as of May 14, 2007, among Linear and John Waldstein, an individual, ("Waldstein") (the "Waldstein TSA") and (ii) the Tender and Support Agreement, dated as of May 14, 2007, among Linear and the parties listed on Annex I thereto (the "TSA").

In connection with the Merger Agreement described in Item 4, as a condition to the willingness of Linear to enter into the Merger Agreement and in order to induce Linear to enter into the Merger Agreement, Waldstein and the parties listed on Annex I of the TSA (collectively, the "Securityholders") entered into the Waldstein TSA and the TSA, respectively, with Linear. By reason of Linear and the Securityholders entering into the Waldstein TSA and the TSA, as the case may be, Linear may be deemed to have acquired beneficial ownership of the Common Shares that are the subject of the Waldstein TSA and the TSA. By virtue of their direct and indirect ownership of Linear's equity, WDS and/or Nortek may be deemed to have acquired beneficial ownership of the Common Shares that are the subject of the Waldstein TSA and the TSA. Each of WDS and Nortek, however, disclaims any such beneficial ownership.

Linear, WDS and Nortek have not paid any consideration to the Securityholders in connection with the execution and delivery of the Waldstein TSA or the TSA.

Linear anticipates that it will fund the transactions contemplated by the Merger Agreement through its working capital and/or contributions from Nortek, its indirect parent.

For a more detailed description of the Waldstein TSA and the TSA, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. **Purpose of Transaction.**

On May 14, 2007, Linear, a wholly-owned indirect subsidiary of Nortek, signed a definitive merger agreement (the "Merger Agreement") to acquire (OTC Bulletin Board: IEIB.OB). Under the terms of the Merger Agreement, which has been unanimously approved by the Issuer's Board of Directors, Linear will commence a tender offer to acquire all of the outstanding shares of the Issuer common stock at a price of $6.65 per share in cash. The offer will commence on or before May 29, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). Following completion of the tender offer in which 66 2/3% of the Issuer's outstanding shares (determined on a fully-diluted basis) are tendered, Linear has committed to complete a second-step merger in which all remaining shares of the Issuer common stock will be converted into the right to receive the same price paid per share in the tender offer.

In connection with the Merger Agreement, Linear and certain officers of the Issuer entered into Tender and Support Agreements (the Waldstein TSA and the TSA referred to in Item 3 above), pursuant to which such officers agreed to vote their shares to approve the transactions with Linear and provided Linear with proxies allowing Linear to vote such officers' shares as more fully described below.

Pursuant to the Waldstein TSA and the TSA, the Securityholders agreed that during the period commencing on May 14, 2007 and ending immediately prior to the termination of the Waldstein TSA or the TSA, as the case may be, at every meeting of the shareholders of the Issuer that the Issuer calls, and at every adjournment or postponement thereof, such Securityholder shall, or shall cause the holder of record on any applicable record date to, vote his or her Subject Shares (to the extent that any of such Securityholder's Subject Shares are not purchased in the Offer) (a) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (b) against (i) any agreement or Issuer action regarding any Issuer Takeover Proposal, (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries (iii) any agreement or Issuer action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or (iv) any agreement or Issuer action that would reasonably be expected to prevent, impede, interfere with or delay the transactions contemplated by the Merger Agreement or that would reasonably be expected to dilute the benefits to Linear and its affiliates of the transactions contemplated by the Merger Agreement and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of shareholders.

In order to secure the performance of the Securityholders' obligations under the Waldstein TSA and the TSA, each Securityholder irrevocably granted a proxy appointing such persons as Linear designates as such Securityholder's attorney-in-fact and proxy, with full power of substitution, for and in his or her name, place and stead, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 4.01 of the Waldstein TSA or the TSA, as the case may be, as such attorney-in-fact and proxy, in his or her sole discretion, deems proper with respect to such Securityholder's Subject Shares until the termination of the Waldstein TSA or the TSA, as the case may be, in accordance with its respective terms. Each Securityholder revoked any and all previous proxies granted with respect to his or her Subject Shares. Each Securityholder severally (and not jointly) affirmed that the irrevocable proxy set forth in the Waldstein TSA or the TSA, as the case may be, was given in connection with the execution of the Merger Agreement and granted in consideration of Linear entering into the Waldstein TSA or the TSA, as the case may be and in consideration of Linear and Merger Sub entering into the Merger Agreement and affirmed that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, except that the irrevocable proxy shall be revoked automatically, without any notice or other action by any person, upon the termination of the Waldstein TSA or the TSA, as the case may be, in accordance with its respective terms.

"Issuer Options" means any outstanding option to purchase shares of Common Stock of the Issuer.

"Issuer Takeover Proposal" means (other than the transactions contemplated by the Merger Agreement) any inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of assets representing 20% or more of the assets of the Issuer or any of its subsidiaries, (ii) any issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Issuer or any of its subsidiaries, (iii) any tender offer, exchange offer or other transaction in which, if consummated, any Person or "group" (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding voting capital stock of the Issuer or any of its subsidiaries, or (iv) any merger, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution involving the Issuer or any of its subsidiaries.

"Subject Shares" means (a) with respect to the Waldstein TSA, 197,172 Common Shares and (b) with respect to the TSA, that number of Common Shares set forth opposite such Securityholder's name on Annex I of the TSA, and, in the case of both (a) and (b) above, all such Common Shares directly owned by such Securityholder that are outstanding as of the date thereof, together with any Common Shares that are thereafter issued to or otherwise acquired or owned by any Securityholder prior to the termination of the TSA (including pursuant to any exercise of Issuer Options or exercise or conversion of other securities, or stock dividend, distribution, split-up, recapitalization, combination or similar transaction).

Following the consummation of the Merger Agreement, Linear will have the ability to effect changes to the Issuer's Articles of Incorporation, By-laws and board of directors.

Following the consummation of the Merger Agreement, Linear intends that the Common Shares will be delisted from OTC Bulletin Board and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The foregoing summaries of the Waldstein TSA, the TSA and the Merger Agreement are qualified in their entirety by reference to these agreements. A copy of each is attached as an exhibit hereto.

Except as described above, Linear does not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any action similar to any of those enumerated above.

Item 5. **Interest in Securities of the Issuer.**

(a)   Pursuant to the Waldstein TSA and the TSA, Linear may be deemed to beneficially own 282,973 Common Shares, which represents approximately 16.2% of the outstanding Common Shares. The calculation of such percentage is based on 1,746,931 Common Shares being issued and outstanding as of May 14, 2007, which number is based on the representations made by the Issuer in the Agreement and Plan of Merger. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Linear, WDS or Nortek that it is the beneficial owner of any of the Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the knowledge of Linear, none of the persons listed on Schedule A beneficially owns any Common Shares.

(b)   Pursuant to the Waldstein TSA and the TSA, Linear may be deemed to have shared voting power with respect to 282,973 Common Shares.

(c)   Except for the Merger Agreement, the Waldstein TSA, the TSA, and the transactions contemplated by those agreements, none of Linear, WDS or Nortek, nor, to the knowledge of any of those entities, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), has effected any transaction in Common Shares during the past sixty days.

(d)   To the knowledge of Linear, other than the individuals party to the Waldstein TSA and the TSA, no other person possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares which are the subject of this Statement.

(e)   Not applicable.

Item 6.   **Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.**

Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Linear, WDS or Nortek or, to the knowledge of any of such entities, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), or between such persons and any other person, with respect to any securities of IEI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   **Material to be Filed as Exhibits.**

A.   Agreement and Plan of Merger by and among Linear LLC, Acquisition Sub 2007-2, Inc. and International Electronics, Inc., dated as of May 14, 2007.

B.   Tender and Support Agreement, dated as of May 14, 2007, among Linear and John Waldstein, an individual.

C.   Tender and Support Agreement, dated as of May 14, 2007, among Linear and the parties listed on Annex I thereto

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May __, 2007   **Linear LLC**

                                        By: /s/Edward J. Cooney
                                            Name: Edward J. Cooney
                                            Title: Vice President and Treasurer

Schedule A

Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and principal business and address of any organization in which such employment is conducted) of each director or executive officer of Linear, and if applicable, of each person controlling Linear (and of each executive officer and director thereof).

Executive officers of Linear LLC

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Richard L. Bready	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Vice President
Edward J. Cooney	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Vice President and Treasurer
Kevin W. Donnelly	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Vice President and Secretary
Charles E. Monts	United States	1950 Camino Vida Roble Carlsbad, CA 92008	Vice President – Finance
Grant D. Rummell	United States	1950 Camino Vida Roble Carlsbad, CA 92008	Chairman
Dan C. Stottlemyre	United States	1950 Camino Vida Roble Carlsbad, CA 92008	President

Executive officers of WDS LLC

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Richard L. Bready	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Vice President
Edward J. Cooney	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Vice President and Treasurer
Kevin W. Donnelly	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Vice President and Secretary

Executive officers and directors of Nortek, Inc.

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Richard L. Bready	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Chairman, President and Chief Executive Officer
Joseph M. Cianciolo		55 Dorrance Street Boston, MA 02903	Director
Edward J. Cooney	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Vice President and Treasurer
Anthony J. DiNovi	United States	c/o Thomas H. Lee Partners, LP 100 Federal Street, 35th Floor Boston, MA 02110	Director
Kevin W. Donnelly	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Vice President and Secretary
Almon C. Hall	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Vice President and Chief Financial Officer
David V. Harkins	United States	c/o Thomas H. Lee Partners, LP 100 Federal Street, 35th Floor Boston, MA 02110	Director
David B. Hiley	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Director
Bryan L. Kelln	United States	c/o Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903	Executive Vice President and Chief Operating Officer
Kent R. Weldon	United States	c/o Thomas H. Lee Partners, LP 100 Federal Street, 35th Floor Boston, MA 02110	Director

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